October 1, 2014

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Envestnet, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 17, 2014

File No. 1-34835

Dear Ms. Thompson:

Thank you for your letter dated September 18, 2014 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2013 filed by Envestnet, Inc. (the “Company”) on March 17, 2014.

We appreciate the effort that went into the Staff’s comments.  We have reproduced the Staff’s comment letter below and have provided our responses following each comment.

Item 8. Financial Statements, page 48

Notes to Consolidated Financial Statements, page 53  Note 3. Business Acquisitions, page 58

1.                                      Comment:  We note your acquisition of Wealth Management Solutions during 2013 and your recent announcement of the expected acquisition of Placemark Holdings in the second half of 2014. Particularly for your acquisitions that qualify as significant under Rule 3-05 of Regulation S-X, please ensure that you provide robust disclosures to satisfy the requirements of ASC 805. For example, please better describe how you expect to generate more revenue or incur less expense than the previous owners rather than simply stating you expect synergistic benefits, and please better describe the basis for any contingent consideration rather than simply stating it is based on performance targets.  We believe these enhanced disclosures will better assist your investors in understanding how you determined the purchase price for your acquisitions and in determining likely changes to that purchase price subsequent to the acquisition closing date.

Response: The Company acknowledges the Staff’s comment and in future filings will provide enhanced disclosures for each of its future significant acquisitions in accordance with ASC 805.  In addition, the Company will include in future filings disclosure with respect to the Wealth Management Solutions (“WMS”) acquisition, substantially as follows:

“The Company acquired WMS to better serve the wealth management needs of the bank channel, deepen the Company’s practice management capabilities, and benefit from the operational leverage resulting from consolidating WMS’s business onto the Company’s unified wealth management platform.”

“The goodwill arising from the acquisition represents the expected synergistic benefits of the transaction, primarily related to an increase in future revenues as a result of potential cross selling opportunities, as well as lower future operating expenses, including a reduction in headcount from pre-acquisition levels and lower technology platform-related costs due to the migration of WMS’s clients to the Envestnet technology platform.  The goodwill is also related to the knowledge and experience of the workforce in place.”

“In connection with the acquisition of WMS, the Company is required to pay Prudential Investments contingent consideration of $6,000 per year for three years, based upon WMS’s annualized net revenue relative to a target of $28,000 per year, with lower payments for performance below the target and higher payments for performance above the target, subject to an aggregate maximum of $23,000. The Company recorded a liability as of the date of acquisition of $15,738, which represented the estimated fair value of contingent consideration on the date of acquisition and is considered a Level 3 fair value measurement as described in Note 8. The estimated fair value of contingent consideration as of December 31, 2013 was $17,026. This amount is the present value of an undiscounted liability of $19,670, applying a discount rate of 10%. Payments will be made at the end of three twelve month closing periods. The first undiscounted payment of $6,000 was paid on August 12, 2014.  The second undiscounted payment is estimated to be $6,745 and is due in August 2015 and the third undiscounted payment is estimated to be $6,925 and is due in August 2016. Changes to the estimated fair value of the contingent consideration are recognized in earnings of the Company.  As disclosed in Note 8, as of December 31, 2013, the amount recognized for the contingent consideration arrangement increased by $501 as a result of an increase in the revenue assumptions for years 2 and 3.”

Note 10. Income Taxes, page 67

2.                                      Comment:  We note that your foreign income before income tax provision was $1,638,000 for the current fiscal year, which is a significant increase from $366,000 in the prior fiscal year. Please tell us why this amount increased and how you considered discussing this in your results of operation in MD&A so that an investor may gain insight to trends in your foreign operations. Additionally, please disclose revenues attributed to your country of domicile and amounts attributed to all foreign countries or tell us why you believe such disclosure is unnecessary. Refer to ASC 280-10-50-41(a).

Response: The Company acknowledges the Staff’s comment with respect to the disclosure of revenues attributed to the country of domicile and attributable to all foreign countries in total from which the public entity derives revenues as discussed in ASC 280-10-50-41(a). The Company does not have material revenues sourced to foreign countries.

All revenue attributable to the Company’s foreign subsidiaries is based upon cost plus a mark-up percentage.  These foreign subsidiaries do not recognize revenue from third parties.  As a result, 100% of the revenue associated with these foreign entities is eliminated in consolidation.  The Company believes the disclosure of such foreign revenue is not meaningful to the readers of its Form 10-K. In future filings, if the Company has material revenues attributable to foreign countries, the Company will disclose those revenues in the financial statements.

The Company acknowledges the Staff’s comment with respect to the increase in foreign income before income tax provision.  The increase in the Company’s foreign income before income tax provision is primarily a result of higher revenues (cost plus mark-up) in 2013 compared to 2012, resulting from an increase in foreign expenses in 2013 compared to 2012 coupled with a higher transfer pricing mark-up percentage in 2013 compared to 2012.

The Company considered the significance and growth in its foreign operating expenses relative to the growth in the Company’s overall operating expenses and determined our foreign operating expenses have increased commensurate with the growth in the Company’s overall operating expenses, including its domestic operating expenses.  Therefore, in Item 7, Results of Operations, the Company discussed significant changes in year-over-year revenue and expenses on a consolidated basis.  The Company will include in future reports an enhanced description of the Company’s foreign operating activities and enhanced disclosure of the trends of its activities.

As it relates to the increase in transfer pricing mark-up percentage, the increase in transfer pricing mark-up percentage did not have a material effect on the Company’s effective tax rate, because the statutory rate in India was similar to the US federal tax rate. Also, the increase in foreign taxes was offset by a benefit from foreign tax credit generation.  Therefore, the Company determined an expanded explanation of the increase in transfer pricing mark-up percentage was not necessary for a reader of the financial statements to gain an understanding of our foreign operations.

Item 9A. Controls and Procedures, page 79

Management’s Report on Internal Control Over Financial Reporting, page 79

3.                                      Comment:  Please provide your assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective. The evaluation included in the last paragraph on page 79 concludes that your “disclosure controls and procedures were effective” rather than your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Response:  The reference to “disclosure controls and procedures” rather than “internal control over financial reporting” was a typographical error.  The Company believes that given the earlier disclosure in the paragraph and the context of the disclosure, a reasonable investor would conclude that management’s conclusion was with respect to internal control over financial reporting.  The Company will confirm in future reports that the reference to internal control over financial reporting is correct.

4.                                      Comment:  Please include a statement that your registered public accounting firm audited the financial statements included in the annual report and has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment. The Company did, in fact, receive an attestation report from its registered public accounting firm which is included in the Form 10-K.  Future filings will include a statement in Item 9A that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company’s internal control over financial reporting pursuant to Item 308(a)(4) of Regulation S-K.

5.                                      Comment: Please disclose whether there was any change in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In this regard, we note that your Form 10-Q for the period ended September 30, 2013 disclosed that you identified a material weakness in your internal control over financial reporting as of September 30, 2013. If the disclosure in this Form 10-K was intended to indicate that your internal control over financial reporting was effective as of December 31, 2013, you must have had material changes to your internal control financial reporting in the quarter ended December 31, 2013 to remediate that material weakness. Refer to Item 308(c) of Regulation S-K.

Response:  The Company initially reported in its 2012 Form 10-K a material weakness related to inadequate and ineffective controls over accounting for income taxes as well as a plan of remediation.  Subsequently, in the Company’s Form 10-Q filings for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013, the Company disclosed the changes in its internal controls to remediate this material weakness.  During the fourth quarter, there were no further changes in the Company’s internal controls related to income taxes.  However, during the fourth quarter, the Company tested its previous remediation efforts.  The Company did not consider mere testing to meet the standards for disclosure under Item 308(c).  However, with respect to future filings, the Company will evaluate a broader category of activities when considering the necessary disclosure under Item 308(c).

*     *     *     *     *

In connection with these responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team.  Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer